08031171

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 3 1 2008
603

SEC Mail Processing Section
MAR 17 2008
Washington, DC
106

SEC FILE NUMBER
8- 67598

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/29/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Summit Securities Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street, 23rd Floor
(No. and Street)

New York, (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Mark E. Field (212) 897-5401
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

PROCESSED
APR 16 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark E. Field, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Summit Securities Group LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public Kevin S Kiplin
NY State # 02K06143644 / Exp 04/17/10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d)

SUMMIT SECURITIES GROUP LLC

December 31, 2007

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
Summit Securities Group LLC

We have audited the accompanying statement of financial condition of Summit Securities Group LLC (the "Company") as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Summit Securities Group LLC at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
March 25, 2008

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Summit Securities Group LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash and cash equivalents	$ 5,177,843
Due from clearing broker	5,492,252
Securities owned, at fair value	2,875,660
Commission receivable	2,569
Property and equipment - net of accumulated depreciation and amortization of $54,919	603,579
Other assets	545,688
Total assets	$14,697,591

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accrued expenses and other liabilities	$ 409,519
Trade date payable for unsettled transaction	955,885
Securities sold, not yet purchased, at fair value	3,971,875
	5,337,279
Liabilities subordinated to claims of general creditors	6,100,000
Members' equity	3,260,312
Total liabilities and members' equity	$14,697,591

The accompanying notes are an integral part of this statement of financial condition.

Summit Securities Group LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2007

NOTE A - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Summit Securities Group LLC (the "Company") was formed under the laws of the state of Delaware on January 29, 2007. The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged primarily in brokerage and investment banking and is registered under the rules of the Securities and Exchange Act of 1934. The Company commenced operations on September 7, 2007. Summit Research Holdings Inc ("Summit Research") owns 80% interest in the Company.

The following is a summary of significant accounting policies followed by the Company:

a. Revenue Recognition

Securities transactions and related revenues are recorded on a trade-date basis.

b. Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement.. Actual results could differ from those estimates.

c. Cash and Cash Equivalents

Cash equivalents include short-term highly liquid investments, such as money market investments. The Company considers all highly liquid investments purchased with a remaining maturity of 90 days or less to be cash equivalents.

d. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are valued at fair value. Fair value is generally based on the last quoted price as of the end of the year. If a security did not trade on such day, the value is based upon prices quoted by unaffiliated market makers that regularly trade similar securities. The resulting difference between cost and market is included in current income. Securities owned and securities sold, not yet purchased, consisted of fixed income debt securities which amounted to $2,875,660 and $3,971,875, respectively, at December 31, 2007.

NOTE A (continued)

e. Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated over the useful lives of the assets under the straight line method. For leasehold improvements, amortization is provided over the shorter of the useful life or the lease term.

f. Income Tax

No provision for has been made for Federal or state income taxes since the taxable income or loss of the Company is to be included in the returns of the members. The Company is subject to local unincorporated business taxes in the jurisdiction in which it operates.

g. Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 (FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109." FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. On February 1, 2008, the FASB decided to defer the effective date of FIN 48 for eligible nonpublic enterprises and to require those enterprises to adopt FIN 48 for annual periods beginning after December 15, 2007. Management is currently evaluating the impact the adoption of FIN 48 will have on the Company's statement of financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." SFAS No. 157 establishes a framework for measuring fair value under accounting principles generally accepted in the United States of America, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The provision of this statement is to be applied prospectively as of the fiscal year of adoption. Management is currently evaluating the impact the adoption of SFAS 157 will have on the Company's statement of financial condition.

NOTE A (continued)

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 allows for the measurement of certain financial assets and financial liabilities at fair value. Under this statement, an entity may elect the fair value option on an instrument-by-instrument basis and measure the changes in the fair value as unrealized gains and losses in earnings. This statement is effective for the first fiscal year beginning after November 15, 2007. Management is currently evaluating the impact the adoption of SFAS 159 will have on the Company's statement of financial condition.

NOTE B - DUE FROM CLEARING BROKER

Due from clearing broker includes proceeds from securities sold short, net receivables and payables on securities transactions and deposits with the clearing broker. Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. The Company's clearing operations are provided by one broker. The clearing broker has the right to charge the Company for any losses that result from a customer's failure to complete the security transactions.

The amount due from clearing broker is protected under SEC Rule 15c3-3 (see Note E).

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2007 are comprised of the following:

Furniture and fixtures	$166,849
Equipment	59,287
Computer and monitors	140,416
Leasehold improvement	291,946
	658,498
Less: Accumulated depreciation and amortization	54,919
	$603,579

NOTE D - COMMITMENTS AND CONTINGENT LIABILITIES

At December 31, 2007, the Company is obligated under a lease for office and storage space, which expires on October 31, 2014. The lease provides for increases in operating expenses over base year amounts.

Approximate future minimum annual rental payments under the lease are as follows:

2008	$ 375,074
2009	375,074
2010	375,074
2011	390,488
2012	395,625
Thereafter	725,315
	$2,636,650

The Company maintains a collateral account with a financial institution amounting to about $475,000 as security for a letter of credit issued in favor of the landlord relating to its operating lease, which is included in other assets in the statement of financial condition.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires that net capital, as defined, shall be the greater of $100,000, or 12.5% of aggregate indebtedness for 12 months after commencing the business as a broker dealer. At December 31, 2007, the Company had net capital of $5,542,469, which was $5,442,469 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was .05 to 1 at December 31, 2007.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation pursuant to an agreement between the Company and the clearing broker, which requires, among other things, that the clearing broker perform a computation for PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

NOTE F - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the SEC's Uniform Net Capital Rule. Borrowings under subordinated agreements expire on November 30, 2010 and bear interest at rates 8% per annum. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE G - OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balance and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition.

NOTE H - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

NOTE I - RELATED PARTY TRANSACTIONS

The Company incurred interest on the subordinated borrowings from its members of $81,556 during the period which is included in accrued expenses and other liabilities on the Statement of Financial Condition at December 31, 2007.

NOTE J - CONTINGENCIES

The Company is involved in a routine examination by the FINRA. Management of the Company believes that the ultimate disposition of this examination will not have a material adverse effect on the financial condition of the Company.

Grant Thornton

Accountants and Business Advisors

March 25, 2008

To the Members of
Summit Securities Group LLC

In planning and performing our audit of the financial statements of Summit Securities Group LLC (the "Company") as of December 31, 2007 and for the period January 29, 2007 (inception) to December 31, 2007 (on which we issued our report dated March 25, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the members of the Company, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Grant Thornton LLP

END